



Contract ID: 560018-01 Billing Code: 01|02 Segment: Corporate West Account Manager: Maurice D Bowman

Verizon Business Service Agreement

Pacific Webworks, Inc. (hereinafter "Customer")
180 S 300 W Ste 400
Salt Lake City UT 841011224

Pricing and/or promotional benefits in this Agreement may not be available if it is signed and delivered to Verizon after September 30, 2007.

Ken Bell — Acceptance Date: 9/30/07

Verizon Business Network Services Inc.

Suleiman Hessami, Vice President — Acceptance Date: 10/09/07

General Terms and Conditions

This Verizon Business Service Agreement ("Agreement") is made by and between "Verizon," which refers to Verizon Business Network Services Inc., on behalf of MCI Communications Services, Inc. d/b/a Verizon Business Services and any other Verizon affiliates identified in applicable service attachments or the Guide (individually and collectively), and Pacific Webworks, Inc. ("Customer"). The pricing in this Agreement is effective either: a) when Service (defined below) is installed if Customer has no Verizon service at the time this Agreement is accepted by Verizon or b) otherwise, by the first day of the second full billing cycle following acceptance of the Agreement by Verizon, except where a Service Attachment indicates otherwise for a particular service ("Effective Date"). Verizon Acceptance occurs upon Verizon's signature.

Customer Consent to Use of Customer Proprietary Network Information (CPNI). Verizon acknowledges that it has a duty, and Customer has a right, under federal and/or state law to protect the confidentiality of Customer's CPNI. CPNI includes information relating to the quantity, technical configuration, type, destination, location, and amount of use of the telecommunications services Customer purchases from Verizon, as well as related local and toll billing information, made available to Verizon solely by virtue of Customer's relationship with Verizon. With Customer consent, Verizon may share Customer CPNI and other Confidential Information among its affiliates, including Verizon Wireless, and with agents and partners, so that all may use this information to offer Customer the full range of products and services offered by Verizon and its affiliates, including local, long distance, wireless, and Internet services (see www.verizon.com for a description of Verizon companies and services). By signing this Agreement, Customer consents to Verizon using and disclosing Customer CPNI as described above. Customer may refuse CPNI consent by signing this Agreement and by notifying Verizon in writing at cpni-notices@verizonwireless.com and. cpni-notices@verizonbusiness.com of Customer's decision to withhold Customer's consent. Customer's consent or refusal to consent will remain valid until Customer otherwise advises Verizon, and in either case, will not affect Verizon's provision of service to Customer.

ILECS and Verizon Wireless. The Terms and Conditions below do not apply to Services provided by Verizon incumbent local exchange carriers ("ILECs") or by Cellco Partnership and its affiliates d/b/a Verizon Wireless ("Verizon Wireless"), which are governed solely by the Service Attachments for such Services and, in the case of ILEC Services, applicable Tariffs (defined below). A Verizon Wireless Service Attachment becomes a part of this Agreement only once it is executed by Verizon Wireless and the Customer.

1. **Services.** Verizon will provide the products and services ("Services") in the Services Attachments.
   - Local Service - CLEC
   - Long Distance Service
   - Audio Conferencing and Net Conferencing Service

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Verizon Business
Service Agreement

- Network Access
- Internet Dedicated T3 Service
- Customer Premises Equipment

2. **Term and Survival.** The "Initial Term" begins upon the Effective Date and ends upon completion of 24 months, at which time the Agreement is automatically extended ("Extended Term") on a month-to-month basis until either party terminates it upon 60 days' prior written notice. The terms of this Agreement will continue to apply during any service-specific commitments that extend beyond the Term. "Term" means the Initial Term and Extended Term.

3. **Tariff and Guide.** Verizon's provision of Services to Customer will be governed by Verizon's international, interstate and state tariffs ("Tariff(s)"), its "Service Publication and Price Guide" ("Guide") at www.verizonbusiness.com/guide, and this Agreement. This Agreement incorporates by reference the terms of each Tariff and the Guide. Verizon may modify the Guide from time to time, and any modification will be binding upon Customer, as provided in the Guide. If a conflict arises, the order of precedence is: (i) Tariffs to the extent applicable (ii) this Agreement (excluding the Guide and Tariffs), and (iii) the Guide. Among the provisions of the Agreement, the order of precedence is: (i) Service Attachments, and (ii) these Terms and Conditions. If Verizon makes any changes to the Guide (other than to Governmental Charges) that affect Customer in a material and adverse manner, Customer may discontinue the affected Service without liability by providing Verizon with written notice of discontinuance within 60 days of the date the change is posted on the Website, unless within 60 days of receiving customer's discontinuance notice, Verizon agrees to remove the material adverse effect on Customer. If a Service is discontinued, Customer's AVC (defined below), will be reduced, as appropriate, to accommodate the discontinuance.

4. **Rates and Charges; Governmental Charges; Taxes.** Customer agrees to pay the rates and charges specified in this Agreement. "Standard" rates and charges means the Verizon Business Services II pricing plan ("VBS II"), where applicable. Except where expressly stated otherwise, all rates and charges are subject to change. Verizon may give Customer notice of pricing changes by posting them on the Guide, by invoice message, or by other reasonable means. All charges are exclusive of applicable Taxes, and Verizon may add or adjust rates and charges in order to recover amounts it is required or permitted by governmental or quasi-governmental authorities to collect from or pay to others in support of statutory or regulatory programs ("Governmental Charges"). Customer will not be eligible to receive any other additional discounts, promotions and/or credits (Tariffed or otherwise). The rates and charges set forth in this Agreement do not include (without limitation) charges for all possible non-recurring charges, access service, local exchange service, charges imposed by a third party other than Verizon, on-site installation, Governmental Charges (defined above), network application fees, customer premises equipment or extended wiring to or at a Customer premises.

5. **Minimum Annual Volume Commitment.** Customer agrees to pay Verizon no less than $48,000.00 (the "AVC") in Total Service Charges (defined below) during each twelve-month period after the Effective Date ("Contract Year"). "Total Service Charges" means all charges, after application of all discounts and credits, for the Services, excluding Taxes, Governmental Charges, equipment, Verizon ILEC, Verizon Wireless, Document Delivery Fax, non-recurring charges, goods and services acquired by Verizon as Customer's agent, international pass-through access (Type 3/PTT) and charges for international access provided by Verizon (Type 1), and other charges expressly excluded by this Agreement.

6. **Underutilization and Early Termination Charges.** If Customer's Total Service Charges do not reach the AVC in any Contract Year during the Initial Term, Customer shall pay an "Underutilization Charge" equal to 50% of the unmet AVC. If Customer's Total Service Charges do not reach the AVC in any Contract Year because the Agreement is terminated early by Customer without Cause or by Verizon with Cause, Customer shall pay an "Early Termination Charge" equal to 50% of the unmet AVC plus a pro rata portion of any credits received by Customer.

7. **Payment.** Customer will pay all Verizon charges (except Disputed amounts) within 30 days of invoice date. Customer will pay a late payment charge equal to the lesser of: (a) 1.5% per month, (b) the amount indicated in a Service Attachment, or (c) the maximum amount allowed by applicable law. A "Disputed" amount is one for which Customer has given Verizon written notice, adequately supported by bona fide explanation and documentation. Any invoiced amount not Disputed within 6 months of the invoice date is deemed correct and binding on Customer. Customer is liable for all fees and expenses, including attorney's fees, reasonably incurred by Verizon in attempting to collect any charges owed under this Agreement.

8. **Termination.** Either party may terminate this Agreement for Cause (excluding Verizon ILEC or Verizon Wireless Services, which are governed by the applicable Service Attachments). "Cause" means (a) Customer's failure to pay any invoice (excluding Disputed amounts) within 10 days of receiving notice that payment is overdue, or (b) breach by a party of a material provision of this Agreement that the breaching party has not cured within 30 days of receiving notice from the non-breaching party. If interruption of Service is necessary to prevent or protect against fraud or otherwise protect Verizon's personnel, facilities or services, Verizon may do so without notice.

Verizon Business
Service Agreement

9. **Confidential Information.** The parties will protect Confidential Information, and limit its use and disclosure, as provided further in the Guide. "Confidential Information" means information (in whatever form) designated as confidential by the disclosing party by conspicuous markings (if tangible Confidential Information) or by announcement at the time of initial disclosure (if oral Confidential Information) or if not so marked or announced should reasonably have been understood as confidential to the disclosing party (or one of its affiliates or subcontractors), either because of legends or other markings, the circumstances of disclosure or the nature of the information itself and that (i) relates to this Agreement or changes to this Agreement; (ii) relates to the disclosing party's customers, products, services, developments, trade secrets, know-how or personnel; and (iii) is received by the receiving party from the disclosing party during the Term.

10. **DISCLAIMER OF WARRANTIES AND CERTAIN DAMAGES. EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, VERIZON MAKES NO WARRANTIES, EXPRESS OR IMPLIED, AS TO ANY VERIZON SERVICES, SOFTWARE OR DOCUMENTATION. VERIZON SPECIFICALLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, NONINFRINGEMENT OF THIRD-PARTY RIGHTS, OR ANY WARRANTIES ARISING FROM A COURSE OF DEALING, USAGE OR TRADE PRACTICE. NEITHER PARTY IS LIABLE TO THE OTHER FOR ANY INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION LOSS OF USE OR LOST BUSINESS, REVENUE, PROFITS, OR GOODWILL, ARISING IN CONNECTION WITH THIS AGREEMENT, UNDER ANY THEORY OF TORT, CONTRACT, INDEMNITY, WARRANTY, STRICT LIABILITY OR NEGLIGENCE, EVEN IF THE PARTY KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.**

11. **Limitation of Liability and Action.** The total liability of Verizon to Customer in connection with this Agreement is limited to the lesser of (a) direct damages proven by Customer; or (b) the amount paid by Customer to Verizon under this Agreement for the 6 month period prior to accrual of the most recent cause of action, excluding amounts for equipment and the Services of Verizon ILECs and Verizon Wireless. This limitation applies for any and all causes of actions and claims, including without limitation breach of contract, breach of warranty, negligence, strict liability, misrepresentation and other torts. This section does not limit any Verizon liability: (a) in tort for its willful or intentional misconduct; or (b) for bodily injury or death proximately caused by Verizon's negligence; or (c) loss or damage to real property or tangible personal property proximately caused by Verizon's negligence. A party may not bring any action or demand for arbitration arising out of this Agreement more than 2 years after the cause of action has accrued. The parties waive the right to invoke any different limitation on the bringing of actions under state law.

12. **Assignment.** Either party may assign this Agreement or any of its rights hereunder to an affiliate or successor upon notice to the other party. A Customer affiliate or successor must meet Verizon's creditworthiness standards for the assignment to become effective. All other assignments are void.

13. **Service Marks, Trademarks and Name.** Neither Verizon nor Customer may: (a) use any service mark or trademark of the other party; or (b) refer to the other party in connection with any advertising, promotion, press release or publication unless it obtains the other party's prior written approval.

14. **Dispute Resolution.** Any claim or dispute ("Dispute") arising out of or relating to this Agreement (other than claims relating to indemnification and equitable relief) must be resolved by binding arbitration of a single arbitrator under the rules of the American Arbitration Association at a mutually agreed upon location. The arbitrator must base his or her decision upon this Agreement and applicable law, and has no authority to order consolidation or class arbitration, or award punitive damages or any other relief beyond what the Agreement provides. The arbitrator must apply applicable statutes of limitation, subject to limitation of actions terms set forth in this Agreement. The parties agree that all Disputes must be pursued on an individual basis in accordance with the procedure noted above, and waive any rights to pursue any Dispute on a class basis, even if applicable law permits class actions or class arbitrations.

15. **Notices.** All communications hereunder, including disconnection notices, must be made to Customer at the address below and to Verizon at notice@verizonbusiness.com, following the procedures in the Guide.

To Customer	With a copy to:
Pacific Webworks, Inc. 180 S 300 W Ste 400 Salt Lake City, UT 841011224	

Verizon Business
Service Agreement

16. **Acceptable Use.** Use of Verizon's Internet Services and related equipment and facilities must comply with the then-current version of the Verizon Acceptable Use Policy ("Policy") (see www.verizonbusiness.com/terms). Verizon reserves the right to suspend or terminate Internet Services effective upon notice for a violation of the Policy. Customer will indemnify and hold harmless Verizon from any losses, damages, costs or expenses resulting from any third-party claim or allegation that if true, would constitute a violation of the Policy. Each party will promptly notify the other of any such claim.

17. **Entire Agreement.** This Agreement (including Service Attachments and Exhibits referenced herein, and other documents incorporated by reference) constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all other prior or contemporaneous representations, understandings or agreements. Except as otherwise expressly stated herein, no amendment to this Agreement is valid unless in writing and signed by both parties.

18. **Additional Attachments:** This Agreement incorporates the following Attachment(s):

    Services Attachment
    Promotions Attachment
    Special Pricing and Special Language Attachment